UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **May 17, 2006**

ACXIOM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

0-13163	**71-0581897**
(Commission File Number)	(IRS Employer Identification No.)

1 Information Way, P.O. Box 8180, Little Rock, Arkansas	**72203-8180**
(Address of Principal Executive Offices)	(Zip Code)

501-342-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

X Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

During its quarterly conference call following the release of its fourth quarter earnings, members of Acxiom Corporation's management made remarks addressing a proxy contest by VA Partners, LLC for the election of directors at Acxiom's 2006 annual shareholders meeting. A copy of the transcript of the conference call is attached as an exhibit hereto.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

The following exhibits are furnished herewith:

Exhibit Number	Description
99.1	Transcript of the Company's fourth quarter fiscal year 2006 earnings conference call held on May 17, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2006

ACXIOM CORPORATION

By:___ /s/ Jerry C. Jones_____
Name: Jerry C. Jones
Title: Business Development/Legal Leader

EXHIBIT INDEX

Exhibit Number	Description
99.1	Transcript of the Company's fourth quarter fiscal year 2006 earnings conference call held on May 17, 2006

FINAL TRANSCRIPT

Thomson StreetEvents℠

ACXM - Q4 2006 Acxiom Earnings Conference Call

Event Date/Time: May. 17. 2006 / 5:30PM ET

CORPORATE PARTICIPANTS

Rodger Kline
Acxiom Corporation - Chief Finance and Adminstration Leader

Charles Morgan
Acxiom Corporation - Company Leader

Frank Cotroneo
Acxiom Corporation - CFO

Lee Hodges
Acxiom Corporation - Chief Operations Leader

CONFERENCE CALL PARTICIPANTS

Brad Eichler
Stephens, Inc. - Analyst

Todd Van Fleet
First Analysis - Analyst

Brandon Dobell
Credit Suisse - Analyst

Fred Searby
JPMorgan - Analyst

Craig Rosenblum
Millbrook Capital - Analyst

Rory Connor
Verity Capital Partners - Analyst

Robert Rosen
[RLR Focus Fund] - Analyst

PRESENTATION

Operator

Good day and welcome, everyone, to this Acxiom fourth-quarter fiscal-year 2006 earnings conference call. Today's call is being recorded.

At this time, for opening remarks, I would like to turn the call over to the Chief Finance and Administration Leader, Mr. Rodger Kline. Please go ahead, Mr. Kline.

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

Thank you and good afternoon. We are pleased with the financial results for our fourth quarter that we released earlier today, and we will be discussing those results on this conference call.

Now, let's begin by referring to the slides for the conference call. These slides are available on Acxiom's website, and can be accessed by clicking on quarterly earnings release and then clicking on conference call slide presentation. You should be able to advance the slides yourself. These slides will remain on our website for one year and can be downloaded.

Before we continue further, I refer you to slide two. I would like to point out that this conference call contains forward-looking statements that involve risks and uncertainties, including statements about future growth. Actual results could differ, based upon market conditions and other risks detailed from time to time in the Company's SEC filings. We have included a comprehensive statement concerning the forward-looking nature of this disclosure in our press release. Since you each have access to that press release, we incorporate that statement in its entirety without reading it to you at this time.

Also during today's call, we anticipate a discussion of certain non-GAAP financial measures. We have included reconciliations of these measures as attachments to the press release we issued earlier today.

And now, let's move to slide three, which shows the highlights for Q4 and fiscal 2006. For Q4, US revenue growth was 10%, US operating margin was 13.9% -- and that is up from 8.6% in fiscal 2005 -- and free cash flow remains strong at 52 million. For fiscal 2006, US revenue growth was 14%, which was the midpoint of our financial roadmap target, and US operating margin was 12.4%, which was near the high end of the roadmap range and compares to 11.3% in the prior year. Free cash flow set a company record of 202 million.

We will talk more about the detailed financial results in a few minutes, but first Charles will give his update.

Charles Morgan - *Acxiom Corporation - Company Leader*

Thanks, Rodger. What Rodger has just highlighted is another solid performance in the fourth quarter of 2006. That gives us three successful operational quarters in a row. We met all significant targets for our full-year financial roadmap except international margin, which we will discuss in a few minutes. If you will remember, we told you in June, following a disappointing first quarter, that we were confident we would achieve the full-year roadmap numbers we discussed during that call. And today, we have been happy to report that we did so, with that one exception.

Looking forward, we're also very confident of our team's ability to meet our financial roadmap targets for fiscal 2007. Lee Hodges will give you detail on some of our key success strategies in a few minutes. Also, we will continue to identify and develop strategic growth opportunities that should assure more future success behind fiscal 2007. And finally, we are certain of our team's ability to deliver more value to our clients. As we do that, we remain intently focused on delivering business results. I believe that delivering business results is the best way to increase value for all shareholders.

But first, let me say that Acxiom is a leadership-driven company, and we know that strong leadership is a must for growing our business and producing solid, consistent results. Today, I am very happy to introduce a new member of the Acxiom senior leadership team, Frank Cotroneo, who began this week as our new Chief Financial Officer. I'm going to ask Frank to make some brief comments in just a minute, but first let me give you just a bit of background. Frank has served as CFO of H&R Block and MasterCard International. His experience and expertise managing the financial operations of large companies will certainly be a great asset to Acxiom, and I know he will be a strong contributor to our company's leadership team. He will be working closely with Rodger Kline. Frank has already been a big help getting ready for today's earning announcement. So Frank, welcome.

Frank Cotroneo - *Acxiom Corporation - CFO*

Thank you, Charles, for that introduction. In short, I am very excited to be the new Chief Financial Officer of Acxiom, and I am pleased to have the opportunity to work with you in this fine leadership team. I would like to take a short moment to share my thinking on what led me to join Acxiom. First, the integrity of the leadership team -- I know firsthand what a positive force a unified and focused leadership team can have on a business, and I was pleased to learn that this team has those qualities. This time-tested and proven leadership team is very talented, highly accomplished and has a passion for the success of their clients. That passion and a culture built on integrity starts at the top.

Next, Acxiom has a unique and innovative set of product offerings. Our products and services, led by the grid computing platform, deliver a competitive advantage to our clients that helps them serve their end-user customers efficiently and cost-effectively.

Third, Acxiom has strong client relationships and customer loyalty. These relationships are a important building block to the Acxiom brand, and will serve the Company well as we expand our products and service offerings and grow into new and emerging markets.

And finally, Acxiom has successfully demonstrated that it has the strategy and the execution plans to leverage its product and customer strengths to deliver superior, sustainable financial results to our owner/shareholders. I'm very glad to be a part of the Acxiom team, and I am dedicated to work closely with you, Charles, Lee, Rodger and everyone here at Acxiom to help achieve consistent improvement in our business.

Thank you very much. I feel very welcome. I'll turn the call back to you, Charles.

Charles Morgan - *Acxiom Corporation - Company Leader*

Thank you very much, Frank. And we are sincerely pleased to have you with us. I know that you are going to make a huge contribution here at Acxiom.

Frank is just one of the many talented leaders we have added to our team in the last year or so. And that, of course -- that team I am talking about includes our Board of Directors, as well as our company leadership team. In March, we announce the appointment of Michael Durham as the newest member of Acxiom Board and audit committee. Mike brings to our Board a wealth of senior executive business and financial management experiences. He was CEO of Sabre and earlier was CFO at American Airlines. Mike also was a non-executive Chairman of the Board of the Asbury Automotive Group. He is a board member and Chairman of the audit committee at AGL Resources, Inc., a public company in the natural gas industry, and is also a member of the Board of Bombardier, Inc., a large Canadian manufacturing company. And he is also on the audit committee there.

Mike joins what is already an outstanding team of directors. For a company our size, we have an extraordinarily well-qualified board with proven, savvy executives from a wide array of professional backgrounds. The independent Board members, six of the nine directors, recently elected Bill Dillard as Lead Independent Director and Vice Chair of the Board. Bill has many years' experience as the CEO of Dillard's, one of the country's most successful department store chains. Our Board includes two non-management Directors who were CEOs or Chairmen of public companies, and one of them also served as Chief of Staff to the President of the United States. A Director who has been CEO and CFO of public companies, a former CEO of a successful private company, a former Postmaster General of the United States and current Chief Operations Officer of a public company. A noted scientist and former Undersecretary for Technology in the Department of Commerce and a former college President.

Our Board works well together, and is dedicated to creating the best possible future for Acxiom's shareholders, associates and clients. They advise and counsel with great wisdom developed over many years in senior executive positions. We have a very committed Board of Directors, and that same commitment is shared by our senior leadership team, which has also seen some significant additions and changes in the last year or so. Lee Hodges has settled into his role as are chief operations better, and his work has been key to delivering the solid operational results that we have seen the last three quarters.

I'm not going to take time today to talk individually about the very strong group of Acxiom leaders who have spent years of their careers at Acxiom, but I do want to highlight several who have joined our team over the last couple of years from the outside. And if any of you want to give me a call, I can tell you I will brag on the Acxiom leadership team all day.

Marty Sunde leads our multi-industry client services organization. Marty has a long history of senior leader and executive roles at such companies as IBM and Siebel. His business leadership has resulted in solid double-digit revenue growth in most of the business segments he now leads. Marty is focused on deploying repeatable solutions for his clients that deliver great value and solid profit margins to Acxiom.

Rich Howe came to us from Fair Isaac, and has been a driving force as our Marketing Leader and point person on the significant partnership we forged this year with EMC. His understanding of the marketplace and ability to build strategies to address relevant opportunities has been a real plus for us. Rich also spent time as a senior leader at HNC Software, and his innovative approaches to solving clients' problems and building new products is going to deliver significant incremental revenue and profit for Acxiom.

Bill Park joined our company through the acquisition of Digital Impact, a company he cofounded and served as CEO. The digital marketing capabilities his organization delivers include e-mail marketing and search engine marketing, and they are important strategic additions to act to the Acxiom value proposition. And they are exactly what our clients are looking for today. There is no doubt that Bill is the right leader to help us accelerate our growth in digital marketing. And recently, Bill's scope has grown; he has taken on the leadership of our data products organization, one of the key foundational businesses within Acxiom.

Our latest addition to the Company's leadership team before we announced Frank was Ron Fournet, who came to us through our acquisition of InsightAmerica. Ron runs our Acxiom Insight organization, which deliver fraud and risk management solutions. These also represent important new capabilities that are right in line with current marketplace demand. Ron is a strong leader with a solid vision. He previously was Chief Information Technology Officer at Equifax, and he was CEO at DBT Online, which eventually merged with ChoicePoint. Ron's leadership is one reason we expect our Insight team to continue to be one of the fastest-growing areas at Acxiom. It seems that almost every current client turns out to be a prospect for our new fraud and risk solutions.

Let me reiterate that at Acxiom, leadership is the foundation of success, and that starts at the top, with our Board of Directors and our company leadership team. Together, they are ensuring we maintain the critical balance between short-term business execution and long-term focus, a balance that is critical for continued success. Our Board and our leadership team are both very engaged and involved in helping us create businesses strategies and the tactical plans to successfully execute on these strategies.

We're staying focused on our business and will not be distracted by the critics at ValueAct Capital, who have criticized our Board, our company and our ability to create long-term value for our shareholders. In an obvious effort to distract attention from our earnings announcement, ValueAct filed a preliminary proxy on Monday. It was preceded by an article in the Sunday New York Times that included much of the same old news and innuendo that was in the proxy filing. We don't suspect the timing of these identical themes were coincidences. It was no surprise that ValueAct would create this kind of distraction a few days before this very positive earnings announcement. But when you read ValueAct's proxy materials, you'll come away with few, if any, ideas about how they think they can improve Acxiom, other than firing me and two Board members.

I do want to tell you that we are very open to constructive dialogue with our shareholders. In fact, even after the Times article and the proxy filing, I sent an e-mail to Jeff Ubben at ValueAct, offering him the opportunity to be on the agenda to present at our next Board meeting. I thought it would afford him an opportunity to meet and gain a better mutual understanding with the entire Board. I also offered to personally review our fourth-quarter and fiscal year-end results with Mr. Ubben, and offer him a chance to give me any additional relevant feedback that he might have. Just yesterday afternoon, he sent me an e-mail refusing both offers.

I was disappointed and surprised, given previous meetings we have had with ValueAct and my pattern of reaching out and talking with Mr. Ubben on at least a quarterly basis. I suppose he has his reasons for not wanting to have a dialogue with Acxiom. However, after Mr. Ubben just snubbed his nose at the Board, it's hard to understand how he thinks he and the other two gentlemen they are proposing could effectively and constructively work with the other Directors. However, I do want to say that, despite his refusal to meet with us and despite all the unflattering things he has said about me and our team, my offer to Mr. Ubben and ValueAct still stands.



www.streetevents.com	Contact Us	

We welcome the chance to have an honest, open dialogue with ValueAct. And as a matter of fact, that same offer goes to all our primary shareholders about our business plan, operations and any constructive comments to improve our business. Let me say that I look forward in the next few months to getting a chance to visit with many of you personally and to discuss Acxiom's governance, business strategies and plans we have in place to successfully execute on the above.

In closing, let me say that it has become increasingly clear that the investments we have made to ensure Acxiom's long-term success, from AbiliTec to grid computing to Personicx, are paying off. We recently deployed another fully grid-enabled prospect database solution for one of our large financial services clients. This is one of the largest marketing databases ever built anywhere, by anyone.

I was visiting with that team today, its first direct-mail campaign. A whopping 18 million pieces was headed out the door, and they were excited about what was accomplished. And I share their excitement. This database is a prototype of the business information grid product we're building with EMC. That partnership is really gearing up. We had the first of our executive council meetings recently, and the more we work together and examine the product that we are calling BIG, the more we realize it is a truly transformational technology.

Our clients have always trusted our Acxiom team to innovate, to build solutions and capabilities that will help them be more successful. They also look to us for thought leadership and view us as a valued partner. A senior executive from one of our large retail clients -- and, as a matter of fact, now one of our fastest-growing clients -- told me this morning herself that very same thing in Little Rock at a meeting. They want Acxiom to continue to provide thought leadership to their business, as they have plans both in the United States and abroad. The Acxiom team's ability to generate success for our clients is a big reason we have survived and prospered over the long haul.

Over the years, many of our competitors have fallen by the wayside. That has usually been because they did not make the investments and do the things necessary to continue to effectively serve their customers in the marketplace. There's no doubt there are a lot of encouraging things going on right now at Acxiom -- solid results, a strong pipeline, many reasons for optimism. I am pleased to report that our team has Acxiom on the right path to deliver the products, solutions and offerings that our clients want and need. And that will generate the financial results that our shareholders deserve.

Have no doubt, we remain very focused on and confident in the future of Acxiom. We fully expect fiscal 2007 to represent the next important step along the path to delivering long-term shareholder value.

Thanks for your time and interest in Acxiom. And with that, I will turn it back to Rodger.

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

Thanks, Charles. And I would like to add my welcome to Frank. We're very glad to have Frank on the team, and I am certainly very happy that you are on board.

Now, let's move to slide four, which is the income statement for the quarter. Revenue for the quarter increased 7% compared to Q4 of last year. Acquisitions net of divestitures accounted for 4 percentage points of this increase. Income from operations increased by 94%, pre-tax by 77% and net income by 55%. Taxes increased, due to a lower-than-normal tax rate in the fourth quarter a year ago.

EPS of $0.26 compares to $0.16 for the fourth quarter a year ago, an increase of 63%. I should point out that the amortization of intangibles relating to acquisitions was 2.3 million in the quarter, up from 1.4 million a year ago. That reduced EPS by $0.016 and has now become a much larger number after the recent acquisitions.

THOMSON	www.streetevents.com	Contact Us	

Also, diluted shares are down 9% to 89.8 million shares, due to the Company's stock buyback program. And I will discuss more details about that program later in my comments.

Moving to slide five, we will look at the summary income statement for the full fiscal year. Revenue grew 9%. Acquisitions accounted for 4 percentage points of this increase. Income from operations grew 7% while net income and EPS reduced by 8% and 4%, respectively.

Now, looking at slide six, let's look at results adjusted for the 15.8 million in net pre-tax unusual charges taken in Q2, associated with our expense reduction program. These charges reduced EPS by $0.12 per share. Excluding these charges, income from operations grew by 20%, pre-tax income by 13%, net income by 7% and EPS increased from $0.74 to $0.83, an increase of 12%. I should also note that the amortization of intangibles associated with acquisitions for the full fiscal year were 8.2 million compared to 3.1 million a year ago. This non-cash charge reduced EPS by about $0.06 for the fiscal year.

Moving on to slide seven, services revenue grew 9% and data revenue was flat for the quarter. However, as noted in the footnote, data revenue was up 4% adjusting for changes in the exchange rate and the sale of the German letter shop. Looking at segment revenues, US services and data grew 10% while international services and data was down 8%. However, international services and data grew 8% adjusting for changes in exchange rates and the divestiture of the German letter shop.

Now, moving to slide eight, services revenue for the full year grew 14% while data revenue decreased 4%, primarily due to reductions in data revenues in Europe. Adjusting for the sale of the German letter shop and exchange rate changes, data revenue decreased 2%. Looking at full-year segment revenue, US services and data grew 14% while international services and data reduced 13%. Again, this reduction was 4% adjusted for changes in exchange rate and the sale of the German letter shop.

Moving to slide nine, we provide supplemental information breaking out IT management services revenue for the US. As you can see for the quarter, core services excluding IT management services grew 15%, IT management services grew 7% and data grew 2%.

Moving to slide ten, we will look at the full fiscal year supplemental revenue information for the US. Core services excluding IT management services grew 14%, data grew 2%, and IT management services grew 21%.

Now, moving on to expenses, first for the quarter on slide 11, compared to the fourth quarter a year ago, gross margins improved by 3 percentage points for both services and data. SG&A expenses were 15% of revenue, compared to 17% a year ago and 16% last quarter. Gains, losses and nonrecurring items netted to an income of 456,000, resulting from a true-up of prior restructuring items. Interest costs increased due to increased borrowings, borrowings used to buy back stock and for acquisitions. Other net was an income of $100,000 compared to an income of 2.4 million a year ago. A year ago, 2.4 million was -- income was primarily interest income due to a tax adjustment. The 100,000 net income this quarter was the net of several items including normal interest income from notes receivable.

Now, let's look at slide 12 and the expenses for the full fiscal year. Cost of services reduced 1 percentage point to 77% of revenue, and cost of data was about flat as a percent of revenue. SG&A, total operating expenses, interest and other net were about flat as a percent of revenue.

Now, let's move to the balance sheet and look at slide 13, which shows selected balance sheet data compared to last quarter. Our balance sheet showed improvement in many areas again this quarter. In the asset section, AR increased by 0.5 million, which is about flat with last quarter. DSOs were 68 days at the end of the quarter, which is at or near the record low for DSOs.

Property and equipment, net of depreciation or accumulated depreciation, decreased 5.6 million. Software net of amortization decreased 2.4 million. And purchased software licenses net decreased 1.7 million, all due to more amortization and depreciation than additions.

Looking at liabilities, the primary change was the 54.4 million reduction in long-term obligations due to paydown of the revolver and paydown of capital leases. So overall, the balance sheet showed nice improvements again this quarter.

Now, moving to slide 14, we'll take a look at the cash flow. Operating cash flow was 74.2 million for the fourth quarter, up from 67.8 million a year ago. Investing activities were down sharply at the end of this quarter. Free cash flow of 52.5 million was strong, as well as EBITDA growing 31% and 29%, respectively. For the full fiscal year, we set a new company record for operating and free cash flow, and exceeded 200 million in annual free cash flow for the first time. Also, EBITDA grew 14% for the year.

Now, let's move to slide 15. We provide detailed supplemental cash flow information on the cash flow statement attached to the press release. And I am highlighting a couple of selected items on this slide. Note that capital lease new additions decreased 9.4 million compared to Q4 a year ago.

Looking at slide 16, which reflects the supplemental cash flow information for the full fiscal year, capital leases were down 5.3 million in fiscal 2006.

And now, looking at slide 17, we have reduced computer-related expenses as a percent of revenue consistently over the past three years from a peak of 31% of revenue in fiscal 2003 to 22% of revenue for fiscal 2006. It is clear that we are improving our metrics regarding the cost of computer hardware and software as a percent of revenue. We expect this trend to continue.

Slide 18 shows the sources and uses of cash for the quarter. The primary sources were free cash flow of 52.5 million and the sale of common stock, which was through stock option exercises of 27.0 million plus 900,000 in payments from investments that totaled 80.4 million in funds generated. We used the money primarily to pay down the revolver, make other debt payments and to pay dividends, as shown on the slide.

Slide 19 shows the prior 12 months sources and uses of cash. The primary sources were approximately 241 million from the revolver, 202 million from free cash flow and 59 million from the sale of common stock. Including the other miscellaneous items, the total funds generated were 510.3 million, and we used the money primarily to buy back stock, 234 million; for acquisitions, 145 million; and to make debt payments, 111 million; and for dividends, about 17 million.

Now, let's move to slide 20, which shows selected financial roadmap performance for the quarter and fiscal year. We met our expectations for the quarter. Looking at the full fiscal 2006 actual roadmap performance, as Charles explained, after disappointing results for Q1, we adjusted our financial roadmap target for international revenue down, but left all of the other roadmap targets, margins, et cetera, unchanged. In the final analysis, we were able to make up for lost ground after Q1, and we did achieve all those roadmap targets, except for one, as Charles mentioned, international margin.

Also, the final results show that for all the roadmap targets we met, we came in somewhere between the midpoint or near the midpoint in the high end of the range. And actually, for operating and free cash flow, we exceeded the high end of the range and set new company records. And we also achieved our target for return on invested capital.

Finally, I will point you to slide 21, which shows selected forward-looking roadmap targets. These targets for fiscal 2007 and for the long term are the same as previously released, and we have not changed them.

That completes the financial review. We had another very good quarter of financial results on top of the Q2 and Q3 results. And I will now turn it over to Lee to discuss operations and how we are executing in the marketplace.

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

Thanks, Rodger. And hi, everyone. And let me add my welcome to you, Frank. Welcome aboard.

I would like to spend a few minutes reviewing our fourth-quarter and overall fiscal 2006 performance in company operations. Clearly, as you have heard, the upward trend for our business continued in Q4, and we have a strong business plan for the new fiscal year, which I will comment on in a minute.

For today's update -- and you should be on chart 22 -- I will use a format similar to the one I have used before, covering three areas -- US revenue performance, European results and our expense and margin improvement efforts. And I'll also add a fourth topic today, a short discussion about what I will call the state of Acxiom's business plan execution.

Let's start with our US business, on chart 23. We posted 14% year-over-year growth in our US business for fiscal 2006 and 10% year-over-year growth in Q4. Let me give you some of the highlights of that performance. For the fiscal year, financial services, led by Jeff Stalnaker, was essentially flat. But there was plenty of good news and a couple of encouraging trends in Q4. We closed several important new deals in the retail banking sector, which is outside our top 10 financial institutions. As you know, retail banking is a strategic focus area for us in financial services. Some of our new deals in the quarter included risk mitigation solutions, which became part of our arsenal when we acquired InsightAmerica last year. We have put in place structure and processed to enable aggressive cross-selling of our new acquisitions' solutions into our traditional client base.

We renewed major contracts with several of our largest financial services clients. And, as Charles mentioned, we built and delivered a new end-to-end grid-based marketing solution for one of our largest clients.

But there were a couple of events that slowed growth in financial services this past year. First, as we told you in Q3, one of our large clients cut their mailing volumes fairly dramatically. However, I'm happy to report that in Q1, those volumes are on the increase again.

And second, two of our major financial services clients merged. And when we renewed that contract, it was for a smaller aggregate amount. Mergers in financial services will always be a challenge for us. But on the flip side of the merger scenario, they can represent new opportunity. One of the other recent mergers of financial institutions involved only one Acxiom client, and now we have a great opportunity to expand our relationship with the merged institution.

In financial services, new contracts and key contract renewals in the fourth quarter resulted in over $41 million in annual contract value, a strong performance that gives us confidence we will grow in this key Acxiom industry in fiscal 2007 and beyond.

In our other target industries, led by Marty Sunde, we closed ten significant new deals in the quarter, all at least 500,000 in annual contract value and several much larger than that, and had contract renewals at another nine clients for a combined annual contract value of, coincidentally, also 41 million -- really, a very solid quarter. And in several of our key industries, we saw double-digit year-over-year growth in Q4. In automotive, we were up 33%. Our background screening business grew 25%. We grew 11% in media and publishing. And retail, a large focus industry for Acxiom, was up 10%.

From a revenue components standpoint, core US services revenue not including IT services was up 15% quarter over quarter and 14% for the fiscal year, a very positive and very encouraging performance, thanks in part to our new digital marketing and fraud and risk mitigation solutions. Our US data business was up 2% year over year in Q4 and 2% for the fiscal year. We have put incentives in place, and we are developing several new and exciting data and analytical solutions to accelerate data sales in Q1 and throughout fiscal 2007 and beyond.

IT services was up 7% in the fourth quarter and 21% for fiscal 2006, another very strong year for IT services. As I told you last quarter, much of this growth ties to our new grid-based data factory solution. CIOs understand how this unique solution helps better manage costs while improving overall business performance. And we expect to see continued growth for this niche and proprietary outsourcing solution.

Across the board, our US business remains very solid, and there is a tremendous potential for growth of new and existing client relationships fueled by traditional and new products, services and packaged industry solutions.

THOMSON	www.streetevents.com	Contact Us	

Now, turning to topic two, Europe. As you will see on chart 24, we're making progress in Europe. We grew our European revenue by 8% in Q4 year over year, adjusting for exchange rate differences and the divestiture of our German letter shop. While this is a positive sign, we still have much work to do in Europe, growing revenues from current products, building a commensurate expense structure and aggressively expanding our product base to include a services business that leverages our wonderful data capabilities.

To accelerate our efforts to build a broader services-based model, we have asked Dave Allen to return to his native London and run our European businesses. Kevin Zaffaroni has returned to Little Rock from his two-year European assignment, and will be providing important senior leadership for several strategic business initiatives. Dave has a broad experience base, having successfully led our multi-industry -- i.e., non-financial services business -- in the US for the past five years, and is very familiar with the European market from his years in the '90s running our UK business. Prior to that, Dave has also work at IBM and EDS in the UK. We have a lot of confidence in Dave's ability to lead us into the next phase of our European business, moving from a business consolidation and integration phase to one of sustained revenue growth in margin improvement. And under Dave's leadership, we will evolve from a data-dominant business to an integrated services and solutions-oriented business. With our grid-based CII technology platform now established, we expect to make steady progress toward that goal over the months and years ahead. We remain very optimistic about Europe.

Now, I will shift to topic three, our ongoing focus on expense management and margin improvement. And this is chart 25. I would like to revisit the key areas I cited for you last quarter. The first is computer expense as a percentage of total revenue. In Q4, we continued to see progress, with the ratio falling to 20.8% from 23.2% in Q4 last year. For the full fiscal year, computer and other expense equaled 22.4% of total revenue, compared with 23.3% the prior year. These savings are as a result of the many improvements we have made and the implementation of our lower-cost grid infrastructure. To put those savings into perspective, if the full-year FY 2005 ratio had remained flat year to year, we would have incurred $11 million more expense in fiscal 2006.

As we move into fiscal 2007, we're making further improvements in our data center operations by investing in ITIL, the IT infrastructure library, the most widely accepted approach to IT service management in the world. There is a long-term approach to business growth and client value. Like the approaches we're taking in so many areas of Acxiom, myopic short-term thinking is not what this business needs.

The second expense savings area I will cover is in our US delivery center, where we also focus on overall expense as a percentage of revenue. We continue to see a positive trend are as well, with total expenses at 12.8% of revenue in Q4, compared to 14.5% in Q4 last year. For the year, total delivery center expenses were 12.9% compared to 13.5% the prior year. These savings are due primarily to our improvements in delivery methodologies, standardized work processes and very aggressive resource utilization. Again, to put that improvement into perspective, had the percentage remained constant from year to year, we would have had $8 million more expense in fiscal 2006.

As Rodger mentioned, we continue to see substantial benefits in our ongoing focus on all expense categories throughout the enterprise. And as we have discussed before, this is an area where we will remain diligent.

Now, let me move briefly to my last topic, and I'm on chart 26. In fiscal 2006, we focused on developing a revised set of business strategies and related business processes. We have organized our strategies into three broad areas -- preserving, protecting and growing our current core businesses, expanding into new areas and improving our operational effectiveness. And I have mentioned several of the strategies in my comments today -- for example, generating increased margin through incremental data sales, deploying digital marketing solutions to current clients and doing the same with our fraud management and risk mitigation solutions, growing our services business in Europe, pursuing additional large data factory relationships, building more industry-specific solutions and improving efficiency in our large delivery center and IT services units. Each of these strategies and the others we're pursuing have specific components owned by senior leaders. All our business strategies are built around revenue acceleration and our ongoing efficiency improvement. I can tell you that in fiscal 2007, we are focusing our team on executing these business strategies and operational plans.

I believe we have the right players in the right place deploying the right processes to effectively execute our business strategy. I am pleased with the strength and depth of the Acxiom leadership team. We have a stabilized organizational structure, with no major organizational changes taking place. And we have a methodology for business planning that balances top-down direction with field-driven market insight.

So in closing, let me say that fiscal 2007 will be a year of execution on a well-defined business plan. And with all this now in place, we fully expect to achieve our roadmap. And I am excited and optimistic about the prospects for a super year.

Thanks, everyone, and now I will turn it back over to Rodger.

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

Thanks, Lee.

Charles Morgan - *Acxiom Corporation - Company Leader*

Strong close, Lee.

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

Very good. Now, for a few closing remarks, I would like to update you on the Acxiom stock buyback program. As of today, we have used approximately 398 million to buy back 21.5 million shares since the program's inception. Since our last update on January 25th, we have bought back an additional 419,000 shares. For modeling purposes for fiscal 2007, we are now estimating that the net of interest and other for the full year will be approximately 29 to 31 million in expense, and the weighted average shares outstanding will be about 90 million.

Our cash flow is continuing to be outstanding, with setting the record this fiscal year. And we plan to continue to use our cash flow primarily to pay down debt, to buy back stock and to pay dividends.

I went to remind you that Charles mentioned on the last conference call that we typically expect 17 to 18% of our annual earnings in the first quarter, based on historical trends. Several sell-side analysts have not yet published their expectations by quarter for fiscal 2007, so I wanted to reiterate that there is a definite seasonality to our business, with Q3 almost always our strongest quarter and Q1 our weakest quarter seasonally. And that is due to the seasonal trends in direct marketing in general, primarily.

That concludes our prepared remarks, and we will now open the floor for a brief question-and-answer period.

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). Brad Eichler, Stephens, Inc.

Brad Eichler - *Stephens, Inc. - Analyst*

First, looking at the P&L, your SG&A cost was down pretty dramatically third quarter to fourth quarter, 56 to 50 million. Can you talk about that? Is 50 million going to be -- how should we think about that expense on a go-forward basis, I guess, is the question.

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

The expense on a go-forward basis is probably somewhere between those two numbers you saw in Q3 and Q4.

Brad Eichler - *Stephens, Inc. - Analyst*

Is there any reason why Q4 was so low?

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

There was a change in the bonus accrual that primarily affected that number, the difference between those two quarters.

Brad Eichler - *Stephens, Inc. - Analyst*

Okay. So something -- was that like a couple of million bucks, and so that will be running 52, 53 on a go-forward basis?

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

In that ballpark, exactly.

Brad Eichler - *Stephens, Inc. - Analyst*

Second, Charles, could you give an update on the EMC deal? Is there a joint selling agreement in place? If there is, what are the broad details of that?

Charles Morgan - *Acxiom Corporation - Company Leader*

Well, right now, we have a broad range of activities going on with EMC, not the least of which we are actually having selling activity going on right now. And if you remember, the essence of the way we're working together is that Acxiom is going to sell and get revenue for our stuff, and EMC is going to sell and get revenue for their stuff. Even though it is packaged and integrated together, it makes it a lot simpler, when you think about the fact that we are just coupling two companies' products, and both of us get our fair share of generated revenue.

But I think the more important thing to understand right now is that, as -- I made a comment about this earlier. As we look at the potential of this product, the business information grid and the more we look at it and the more opportunities that we see for it, and I can tell you that EMC has now assigned another senior executive to be engaged in this. And so they are -- at our last Council meeting, we had planned to have our senior oversight meetings twice a year. They now want to move that to four times a year and double the length of the meetings. So both companies are ramping up focus, and we are having substantial -- as a matter of fact, I have a partner discussion going on. My day tomorrow is going to be engaged in a partner discussion with another potential partner that we bring into this thing.

So the excitement is ramping up. The thing, actually, we're trying to do right now, what EMC says is we don't have something to go deliver behind a firewall today. And there's so much excitement being generated that EMC teams are saying their biggest problem is beating off their sales guys and telling them, no, we don't have anything to sell yet. But we will soon, and it is a very, very exciting product.

Brad Eichler - *Stephens, Inc. - Analyst*

US data — and Lee touched on this a little bit — was up 2% year over year. Anything going on in the industry? Or is it just a soft quarter overall?

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

There is nothing that we're aware of going on in the industry. It was a little softer quarter than we had hoped for, frankly. InfoBase was actually up a little bit more than the total data average. So we were not totally pleased with it, but we're going to recover from it. And that is, in some part, what is behind the additional incentives we're putting in place for dealers and resellers in this quarter and our emphasis on rapid development of some additional products and analytics products as well.

Charles Morgan - *Acxiom Corporation - Company Leader*

And that's the other thing we are doing there, is we mentioned -- we put Bill Park in charge of not only the e- products but the data products. And he is well in process of ramping up focus in that area, both on the selling and development team. I'm saying the same thing Lee is saying.

Operator

Todd Van Fleet, First Analysis.

Todd Van Fleet - *First Analysis - Analyst*

I just want to dig in a little bit further here on the sequential results from Q3 to Q4. The top line was $3 million weaker, but yet the operating income line was about $8 million weaker. And I think you just said that there were bonus accrual expenses in Q3 that didn't necessarily recur in Q4. So, assuming that you got the full benefit in Q4 of the expense reduction, the [7] million and some-odd annualized expense reductions that you are working toward, assuming that you got the full benefit in both Q3 in Q4, I guess I'm wondering why the Q4 expense picture would not have looked better than what we saw here.

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

There was also an increase in payroll expenses. We had a salary increase that actually had been delayed, the schedule for it had, and it was effective January 1st. And we also see the increased payroll taxes in Q1, due to the FICA max being reached for a number of individuals in the fourth quarter. So we have more taxes there. So those are the main things. And the bonus accrual did also impact it.

Charles Morgan - *Acxiom Corporation - Company Leader*

We had a slight increase in pass-through data revenue as well, in the quarter, that, while it's good for us and good for our client, it dampens margins just a touch.

Todd Van Fleet - *First Analysis - Analyst*

So you did get the full benefit of the expense reductions, though, in Q4, that you --?



Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

Yes, we did.

Charles Morgan - *Acxiom Corporation - Company Leader*

Yes.

Todd Van Fleet - *First Analysis - Analyst*

And then, I guess the bonus accrual that occurred in Q3 did not recur in Q4, but the fact that that expense went away was not enough to offset the increase in costs resulting from the payroll and salary increases and so forth?

Charles Morgan - *Acxiom Corporation - Company Leader*

Right, but I just think the other thing you have got to remember is, with an engine with as many moving parts as this company has, there are always little quarter-to-quarter variations in revenue we know about, but also in expense. So there's nothing that you can look at and say there's any negative trend going on here. It's just you'll see quarter-to-quarter variations that happen all the time.

Todd Van Fleet - *First Analysis - Analyst*

That's fine. If I could follow up, then, with just a question on the top line, then, with respect to the new business activity that was reported for the full fiscal year as well as the committed pipeline activity, if you look at both of those figures for both fiscal 2005 and fiscal 2006, both of them are down a little bit year over year. And we saw, of course, that you did have some organic growth on the top line from 2005 to 2006. I'm just wondering, why wouldn't we expect to see, if this company is going to grow looking ahead, as you indicated it will on the financial roadmap, why shouldn't we expect to see the new business activity and the committed pipeline activity increase kind of on a rolling four-quarter basis?

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

Let me see if I can answer your question. I'll just start out by saying we're never satisfied with the level of our pipeline, but I will offer you a couple of points on this. We had an inordinately strong contract renewals quarter. A lot of our sales and client relationship [came time] during the quarter was focused on a number of very important, very significant contract renewals. We renewed $64 million of annual contract value, which is about $160 million of total contract value during the quarter. And we focused a lot of our sales time on those efforts. That will hold us in great stead, obviously, going forward.

The other thing I would mention is that the pipeline numbers that we quote, such as in the price release, is not the sum of all the deals that we are working on. We have a 14-step sales process, the tenth step of which is when Acxiom gets the commitment from the client. But steps 10 through 14 have to do with negotiating the final parts of the deal.

So we have many, many deals -- more than we normally would, proportionately -- below step 10, if you will, deals that we are pursuing but that we are not ready to report to you yet. So, while I can understand the question -- in fact, we anticipated it -- I think our pipeline is healthy and we had a really good, strong sales quarter overall.

Charles Morgan - *Acxiom Corporation - Company Leader*

And also, we might mention that we have had -- recently had a sales rally. We are going through a lot of training, sales training. We have got a lot of sales incentives going on, and if there's ever been a time when there's more sales activity and excitement going, I don't know when it is.

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

I agree. I agree 100% with you.

Charles Morgan - *Acxiom Corporation - Company Leader*

Absolutely, it's incredible. I mentioned I met with a very large account this morning, and they made me feel good all over, just all the stuff they are talking about that they want to do and the leadership they are expecting from Acxiom.

Operator

Brandon Dobell, Credit Suisse.

Brandon Dobell - *Credit Suisse - Analyst*

Maybe a question for both Charles and Lee. With the focus on keeping the costs down and getting more efficiency, maybe some perspective on how you guys view the opportunity to offshore some of the apps development, some of the processing, some of the things that go into building your technology applications, or just the solutions that you guys go out and sell, especially as you think about rolling more products out on the direct marketing side.

And also, I'm not sure if you can give us some color. It's kind of a broad question. But as you look at the base of customers in some of the major verticals, trying to find a way to think about how many of your products these guys are buying. So, as you rolled risk mitigation and fraud and the direct marketing and the e-mail marketing, some sort of a cross-sell ratio, penetration by product, that kind of thing would be helpful to gauge how much runway you guys have in selling those services.

Charles Morgan - *Acxiom Corporation - Company Leader*

I know Lee would be delighted to talk about the second one, because he's all excited. That's one of the areas of great activity. We talk about all the selling going on. Our sales events we have had recently is to introduce our sales guys that have not particularly sold any marketing products and risk products to these products. But I will let Lee talk about that, and I will talk a little bit about offshore.

We have had some what I would almost call experiments going on offshore on certain areas of our business where there are more factory-like kind of activities. We have demonstrated successfully to ourselves that we can offshore a number of those data quality and data management functions. And, while it is inappropriate to announce the details of that here, we will be continuing to offshore more and more of our work.

From a production standpoint, at the same time, we are and have been offshoring some of our technical work, our software development. We have a couple of business partners in this area. We are offshoring, for example, a number of the people to be working on the new BIG product with EMC. A number of the software developers will be offshore. And we continue to look for other opportunities to offshore. Fortunately, our business is growing rapidly enough that we do not have to think about reducing



workforce in the US, that our plan is to gradually offshore a number of jobs and do it without any workforce reductions in the US.

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

I will just add just a thought on your second question. We actually have built our sales management system this year and, if you will, quota plan management system around your very thought, which is that for all of our primary lines of business, our account executives and industry executives, of which there are 20 in the US that carry the P&L in the US, their business plan actually has an entry for each of those primary lines of business. So we want our account executives and industry executives to make their total revenue and profit plan, but we also want them to make it by line of business as well, so that we ensure that we are getting the penetration in all of our investment areas that we want -- a very important part of our management system now at Acxiom.

Brandon Dobell - *Credit Suisse - Analyst*

Will that change how we should think about the quota distribution of bonus accruals, or is that just going to be part of the regular incentive program? It just is kind of scaled up or just kind of driven a little bit differently?

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

No, it doesn't change the number (multiple speakers). It just changes how you achieve it now.

Brandon Dobell - *Credit Suisse - Analyst*

And then one final one, if I could, kind on leveraging Todd's question. As you look sequentially from Q3 to Q4, IT management revenue is pretty much kind of flat quarter on quarter, and obviously a nice big step-up from last year in kind of aggregate revenues for the fiscal year. But how should we think about that line going forward? Is the current run rate about right? Is there stuff that's going to roll on, in terms of different phases of contracts that you signed in the past 12 or 18 months that should kind of change that sequential pattern that we have seen in the last couple or three quarters?

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

The pipeline -- we have got a number of very significant opportunities in the IT services pipeline right now. I wish I could tell you all about them, but I will pass on that until we have the opportunity to announce them publicly. I'm very confident we are going to land a number of these, and you'll see at that time kind of a reacceleration of that growth curve.

Charles Morgan - *Acxiom Corporation - Company Leader*

You have actually landed some that didn't get in this quarter's revenue.

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

That's right.

Charles Morgan - *Acxiom Corporation - Company Leader*

So we will see guaranteed step-up next quarter.

Operator

Fred Searby, JPMorgan.

Fred Searby - *JPMorgan - Analyst*

Charles, you kind of talked about it, and I think you all generally touched upon seasonality. But in looking at how things are trending, given that we are more than halfway through your first quarter of fiscal 2007, in Europe, are you starting to see an acceleration, an improving trend, a pickup? And I'm in Canada, so I have not been able to see the press release. But in terms of European business, are you starting to see some contract growth now in actual -- after you have gotten past the collapsing of some of the revenues that were lost in the integration? If you could give us some sense of whether there is a pickup there that is improving throughout the quarter -- this quarter, of course, that we're in right now?

Charles Morgan - *Acxiom Corporation - Company Leader*

Let me say that what Lee reported on is the fact that if you look at it in euros, like we do our accounting in Europe, and do a comparison, taking out divestitures, then this is the first time we have reported an up revenue quarter in the history of that business. So we kept telling you guys we thought we were getting near the bottom. Well, I can say now that we have actually had an up quarter from a revenue standpoint.

We have just put Dave Allen in place back in the UK. Dave Allen was one of the most successful executives in the history of this business at growing our multi-industry business in the US. He did it by being very focused on revenue and very focused on building a very talented team of executives around him. And I know this is something that Lee fought hard to see happen, to get Dave over there, because he believed, as I do, that Dave is going to leverage that asset and do a great job.

So I'd say he is going in at a great time. He has got a business that has clearly bottomed out and showing signs of life now. And he is, of course, going into it in a time when -- and the summer in Europe is absolutely solidly dead. In August, nobody works in France. You hate to say everything is wonderful going into the summer in Europe.

But I think, if you look at it on an annualized basis, we will all be celebrating Europe this time next year. Because there are enough great things going on, US clients going over there, the trends --

---

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

Services deals.

Charles Morgan - *Acxiom Corporation - Company Leader*

-- services deals. We've got our grid stuff going over there. We are now selling and delivering grid-based services. So I shouldn't do all the talking, Lee. Do you want to --?

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

No, I agree with everything you said.

Fred Searby - *JPMorgan - Analyst*

Let me ask one follow-up question. Obviously, to some degree, this is captured in the contract, the committed contract and the renewals. But your existing client base, where there's a fair amount of discretionary -- in the past, we have seen that is critical to your profitability, the discretionary spend on some of the services when you build these data warehouses. What is your sense in terms of the growth there? I guess broadly US, but your existing clients, how much they intend to increase overall spend with you? And would it track faster than direct mail and direct marketing? What do you think a good number is there for that organic growth?

Charles Morgan - *Acxiom Corporation - Company Leader*

Well, I think we have given you part of the answer. A lot of our growth strategy in all these industries is to take all these investments we have made in digital marketing services and fraud and risk management services, along with our investments in grid computing, and leverage those into new areas of existing businesses. And early returns are very, very promising in that area. So we are trying to build a much more diverse business base with all our large clients. You would a lot rather have a dozen products in a dozen areas of a large client that you're serving, rather than one or two or three. And that is building diversity and a broader value platform is what we're working on, and that is what we have been alluding to with our sales efforts and our sales plan, our training and our investment plans. That is what we have been doing, is to build a broader investment base.

And we are having -- and I don't know how you would comment on it, Lee, but we are having extraordinary success with that. Now, remember, the sales typically are not as big on the front end. We sell a data warehouse solution, and we might have a $5 million annual deal. We go in and sell a fraud/risk solution, which we did to one of our large financial services clients, and it starts off at an annual basis of 2 million -- or I don't know what the number is (multiple speakers) but in this case I think that's about right. You don't get as fast a ramp as you do, but you're building a real annuity when you go in and sell these things.

Fred Searby - *JPMorgan - Analyst*

Are you finding, though, when you sell like the integrated deals -- I had heard you had done well in a couple integrated deals. When you get Digital Impact, your digital solution, are they just cutting back on the existing budget with you in another area? Or is it totally added?

Charles Morgan - *Acxiom Corporation - Company Leader*

Oh, it's totally different areas. No, they are not -- it is not in any way cannibalistic at all.

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

We had sequential quarterly growth in both our digital business and our risk mitigation services business of 10%. And we expect that to even accelerate.

Charles Morgan - *Acxiom Corporation - Company Leader*

That's a quarterly growth.

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

That's a quarterly --

Charles Morgan - *Acxiom Corporation - Company Leader*

That's sequential growth.

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

That's very encouraging, and we are in high gear. I will say this -- we are in high gear on cross-selling those services into existing clients. But we also are in high gear in selling traditional marketing databases, both for prospects and existing customers, into our financial services clients as well as to what we call our multi-industry client set as well. So no laying off the throttle on anything traditional, but we are also adding this focus that Charles described.

Operator

[Craig Rosenblum], Millbrook Capital.

Craig Rosenblum - *Millbrook Capital - Analyst*

I was wondering if Frank could give us a little more detail on his background, specifically what he has been doing since he left H&R Block in 2003 and how he came to Acxiom. Was there a formal search process? Was he actively looking? That kind of thing.

Frank Cotroneo - *Acxiom Corporation - CFO*

Sure. I started a consulting company called Core Business Consulting, and I've had various different clients of various sizes, ranging from Fortune 1000 companies down to private equity-sized companies. I've done not for the last two years and was pretty successful. And yes, there was a formal search process that started back in December of 2005. And Charles and Lee and Rodger and I have been talking about what would be the best way to make this happen, and I am very happy it's taken place.

Charles Morgan - *Acxiom Corporation - Company Leader*

We had a very formal and very extensive search process going on, and we felt it very important to get the absolute right person in this job. And we are confident we have done that.

Operator

Rory Connor, Verity Capital Partners.

Rory Connor - *Verity Capital Partners - Analyst*

You guys did great beating your roadmap guidance that you put out, even after your disappointing first quarter. You should be pleased with that. When you talk about entering into constructive dialogue, could that possibly include entertaining offers to sell the Company? I know you're probably frustrated that Mr. Ubben has not e-mailed you back, as well as anybody should, especially in light of what has come out recently. But could you just give us a little bit more insight into what you mean by those statements? Because they are pretty strong statements.

Charles Morgan - *Acxiom Corporation - Company Leader*

Well, I had been making a regular effort to try to have a constructive dialogue with Jeff. We have one view of our future and our strategy that obviously doesn't coincide exactly with his. However, as I have also said, and we have said on a number of occasions, we have listened to Jeff and we have implemented a number of ValueAct's ideas.

I have implored -- and I did so in another e-mail I sent to him today -- I implored him to dialogue with us. I said, how in the world, . if you're looking out for the long-term interests of the shareholders of this enterprise, can you possibly think that not talking to the Directors and not talking to the CEO is going to help that process? And so we are not looking for offers. We're looking for constructive dialogue that, whether it resolves our differences or not, at least will gain mutual understanding.

Rory Connor - *Verity Capital Partners - Analyst*

Sure, that makes sense. I appreciate it. I'm just wondering -- I think to a certain extent, there's a bit of a backstop on the price of your stock here, because his offer is out there. And it could probably be argued rather vehemently that your price might not be up there, had he not made the $23 offer and then increased it, basically bid against himself to increase it to 25. Your results are good and everything, but there's a bit of a backstop because his offer is out there. So, I mean (multiple speakers).

Charles Morgan - *Acxiom Corporation - Company Leader*

Well, his offer -- I don't know that his offer -- I don't think anybody considers his offer valid today. But they might, I don't know.

Rory Connor - *Verity Capital Partners - Analyst*

I appreciate it. Thanks a bunch.

Operator

(OPERATOR INSTRUCTIONS). [Robert Rosen], [RLR Focus Fund].

Robert Rosen - *[RLR Focus Fund] - Analyst*

Could you tell me if Stephens is still engaged to examine alternatives to the ValueAct proposal? And the second part to that question -- with such a strong Board, in your estimation, why wouldn't we as shareholders be better served by Stephens reporting their findings to either a committee of the Board or just the independent Directors of the Board?

Charles Morgan - *Acxiom Corporation - Company Leader*

Well, the Board is independent. And they have made their recommendations to the entire Board, and a main player, and our position is the Board is independent. We only have three non-independent Directors and six independent Directors. So we see no reason that that independent Board can't look at alternatives as a group.

Robert Rosen - *[RLR Focus Fund] - Analyst*

And is Stephens still engaged?

Charles Morgan - *Acxiom Corporation - Company Leader*

Yes.

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

Okay, we've got time for one more question, please.

Operator

Todd Van Fleet.

Todd Van Fleet - *First Analysis - Analyst*

one, I just want to know when you think you're going to be a full taxpayer on a cash basis?

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

As of this quarter, we became a tax payer. I don't know if it's at a full rate or not, but it will be next fiscal year.

Todd Van Fleet - *First Analysis - Analyst*

And then I just wanted to figure out again -- I'm having a little bit of trouble understanding the organic revenue growth during the quarter. If I look at slide four on the presentation, revenue growth overall is 7%, but included in that is 4 percentage points of the net effect of the acquisitions and divestitures. Is the exchange rate impact in that 7%?

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

Yes. The negative impact of exchange rate is in that 7%. If you back that out, on that footnote --

---

Todd Van Fleet - *First Analysis - Analyst*

So should we look at this, really, as 3% organic?

Lee Hodges - *Acxiom Corporation - Chief Operations Leader*

Yes, that's fair. 4 percentage points due to the effect of acquisitions in the quarter, on the quarterly growth rate.

Rodger Kline - *Acxiom Corporation - Chief Finance and Adminstration Leader*

All right, thank you. And with that -- Todd, did we answer your question? I guess he's off. We can talk to you later, if you need more information. Thank you, and with that will close the question-and-answer period and the conference call. Thank you for your interest in Acxiom, and we will be available to answer individual questions for a while this evening and tomorrow. Thank you.

May. 17. 2006 / 5:30PM, ACXM - Q4 2006 Acxiom Earnings Conference Call

Operator

And this does conclude today's conference call. We thank you for your participation, and you may disconnect at this time.

In connection with its 2006 annual meeting of stockholders, Acxiom Corporation will file a notice of annual meeting and proxy statement with the Securities and Exchange Commission ("SEC"). STOCKHOLDERS OF ACXIOM ARE URGED TO READ THE NOTICE OF ANNUAL MEETING AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders can obtain free copies of the notice of annual meeting and proxy statement and other documents when they become available by contacting investor relations at investor.relations@acxiom.com, or by mail at Acxiom Corporation Investor Relations, 1 Information Way, Little Rock, Arkansas, 72202, or by telephone at 1-501-342-3545. In addition, documents filed with the SEC by Acxiom are available free of charge at the SEC's website at www.sec.gov.

Acxiom Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acxiom in connection with the 2006 annual meeting of stockholders. Information regarding the special interests of these directors and executive officers in the proposed election of directors will be included in Acxiom's notice of annual meeting and proxy statement for its 2006 annual meeting. This document will be available free of charge at the SEC's website at www.sec.gov and from Investor Relations at Acxiom as described above.